    4 Landmark Square
    Suite 400
    Stamford, CT  06901

    Telephone:  (203) 975-7110
    Fax:  (203) 975-7902

VIA EDGAR and FACSIMILE

July 29, 2010

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

RE:	Silgan Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on March 1, 2010 Definitive Proxy Statement on Schedule 14A Filed on April 29, 2010 File No. 22117

Dear Mr. O’Brien:

We are responding to your letter, dated June 30, 2010, to Anthony J. Allott, President and Chief Executive Officer of Silgan Holdings Inc. (the “Company”), regarding the Company’s above-referenced Form 10-K and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).  For ease of reference, we have repeated the comments contained in your letter in bold italicized text preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 45

Disclosure Controls and Procedures, page 45

1.
We note your statement that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures are “effective in ensuring that all material information required to be disclosed in this Annual Report has been made known to them in a timely fashion.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. In future Form 10-K and Form 10-Q filings, please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response:

As requested, in future Form 10-K and 10-Q filings, the Company will use the full definition of disclosure controls and procedures.

We confirm that the Company’s Principal Executive Officer and Principal Financial Officer concluded as of December 31, 2009 that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that the Company’s disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Principal Executive Officer and the Principal Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit Index, page 110

2.
We note that you do not appear to have filed on EDGAR all of the schedules and exhibits to the document filed as exhibit 10.2 to the Form 10-K. Please file complete copies of this document as amended, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

The document that was filed as Exhibit 10.2 to the Company’s Form 10-K for the year ended December 31, 2009 was the Company’s previous senior secured credit facility.  As disclosed in the Company’s Current Report on Form 8-K filed on July 13, 2010, the Company completed the refinancing of such credit facility on July 7, 2010 by entering into a new senior secured credit facility.  In connection with such refinancing, and as also disclosed in such Current Report on Form 8-K, all amounts owing under the Company’s previous senior secured credit facility were repaid with proceeds from loans made under the Company’s new senior secured credit facility and the Company’s previous senior secured credit facility, as amended, was terminated and is of no further force or effect.

In light of the Staff’s comment, the Company has filed a complete copy of its new senior secured credit facility, including all schedules and exhibits thereto, as Exhibit 10.1 to its above-referenced Current Report on Form 8-K.

Definitive Proxy Statement

General

3.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

 Response:

The Company determined that disclosure in response to Item 402(s) of Regulation S-K was not required as the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.  Such determination was made by considering the below factors.

With respect to officer compensation, such factors included that:

•
the inclusion of both cash and at-risk equity compensation makes it less likely that an officer would engage in behavior intended for short term benefits to the Company than if such officer’s compensation were more heavily weighted toward at-risk equity compensation;

•	the Company’s officer compensation practices have been established over many years and there has been no inappropriate risk taking under these programs;

•	the Company’s performance based cash bonus compensation is capped at certain specified percentages of our officers’ salaries;

•
equity grants since the adoption of the Company’s 2004 Stock Incentive Plan have mostly been restricted stock units and performance awards for restricted stock units, because of the belief  of the Compensation Committee of the Board of Directors of the Company that these awards are more closely linked to ownership of stock as compared to stock options and stock appreciation rights, thereby aligning the interests of award recipients more closely with stockholders, and the performance goals for such performance awards are set at a level that, although not guaranteed, should be easily obtainable by the Company, which reduces the incentive for such officers to engage in risky behavior to achieve a level of performance that would satisfy the performance goals;

•	the Company’s equity based compensation is generally subject to ratable vesting over four or five years or, in limited cases, vesting all at once five years from the date of grant;

•
the Company’s performance goal for cash bonuses for its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel is set at a level that, although not guaranteed, should be attainable by the Company, which reduces the incentive for such executives to engage in risky behavior to achieve a level of performance that would satisfy the performance criteria; and

•
the fact that performance criteria for cash bonus awards are not established by those persons who would receive awards if such performance criteria is achieved (for example, the Compensation Committee establishes the performance criteria for our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel, and in turn, such officers set the performance criteria for each business segment, subject to the approval of the Compensation Committee).

With respect to the Company’s employees generally such factors included:

•	the Company’s status as a manufacturer, which business, in the opinion of the Compensation Committee, does not lend itself to or incentivize significant risk taking by the Company’s employees;

•
that as of December 31, 2009, approximately 49% of the Company’s hourly plant employees in the United States and Canada were represented by a variety of unions, and most of the Company’s hourly employees in Europe, Asia and South America were represented by a variety of unions or other labor organizations, and as such their hourly wages were established by collective bargaining agreements that include bargained for compensation practices, which the Compensation Committee believes does not incentivize significant risk taking by employees; and

•	that the Company does not have a history of material changes in compensation that would have a material adverse effect on the Company related to risk management practices and risk-taking incentives.

Review, Approval or Ratification of Transactions with Related Persons

4.
In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b)(1) of Regulation S-K.

 Response:

Pursuant to the Company’s written Audit Committee Charter, the Audit Committee of the Board of Directors of the Company is required to approve any related party transactions that are required to be disclosed pursuant to Item 404(a) of Regulation S-K (the “Reportable Transactions”).  In evaluating any such proposed Reportable Transaction, the Audit Committee will consider the specific facts and circumstances of each transaction, which facts and circumstances will include the related person’s interest in the transaction, whether the transaction is being negotiated on an arm's length basis, whether the terms of the transaction are fair to the Company, and whether the terms of the transaction with the related person are no less favorable to the Company than could be obtained with a non-related third party under similar circumstances.

As requested, in future filings requiring disclosure under Item 404(b)(1) of Regulation S-K, the Company will include the foregoing disclosure of its policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Base Salary, page 22

5.
Please clearly explain how the Compensation Committee sets the base salaries of the named executive officers. We note disclosure that the Compensation Committee: (1) “may” adjust executive officer salaries based on cost of living, an individual’s responsibilities and changes in competitive pay levels and (2) reviewed “other information available” in determining the salaries of the CEO, CFO and other executive officers of the Company. In future filings, please elaborate as to whether or not the actual base salaries of the executive officers were adjusted due to any of the items disclosed and discuss the “other information available” the Compensation Committee used to determine the salaries of the CEO, CFO and other named executive officers.

 Response:

As disclosed beginning on the bottom of page 21 of the Proxy Statement, with respect to determining the 2009 base salaries of the named executive officers of the Company, the Compensation Committee reviewed increases in the cost of living, a change of responsibility for a particular officer as compared to a preceding year and changes in competitive pay levels.  In determining competitive pay levels for the Chief Executive Officer and the Chief Financial Officer, the Compensation Committee generally also reviewed publicly available information regarding salary and other compensation information for the packaging related and other manufacturing companies specified on page 22 of the Proxy Statement, as well as other available information.  For the other executive officers of the Company, the Compensation Committee reviewed recommendations of the Chief Executive Officer of the Company, as well as other available information.

As requested, in future filings requiring disclosure under Item 402 of Regulation S-K, the Company will elaborate as to whether or not the base salaries of the named executive officers were adjusted due to increases in costs of living, an individual’s responsibilities over preceding years and changes in competitive pay levels.  The Company will also disclose the “other information available” to the Compensation Committee, if any, which was used to determine the salaries of the Chief Executive Officer, Chief Financial Officer and other named executive officers.

Equity Based Compensation, page 26

6.
In future filings, for each named executive officer, please disclose the target multiple of annual salary and any discretion the Compensation Committee used to increase or decrease the amount of the award.

Response:

As requested, in future filings requiring disclosure under Item 402 of Regulation S-K, the Company will disclose the target multiple of annual salary used to determine the amount of equity awards granted to named executive officers and any discretion that the

Compensation Committee used to increase or decrease the amount of the award to such individuals.

* * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding any of the items addressed in this letter, please feel free to contact me at (203) 975-7110.

SILGAN HOLDINGS INC.

/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General
Counsel and Secretary